Exhibit 99.1

TD Bank Group to offer both virtual and in-person participation for annual meeting of shareholders

TORONTO, March 31, 2022 /CNW/ - The Toronto-Dominion Bank ("TD" or the "Bank") today announced that, with the easing of restrictions in Ontario, it will offer an in-person component to its virtual annual meeting of shareholders being held on Thursday, April 14, 2022 at 9:30 a.m. (Eastern). Shareholders and proxyholders will continue to be able to fully participate in, vote and ask questions through the virtual meeting, as described below.

The in-person component of the meeting will be held at the Design Exchange, TD Centre, 234 Bay Street, Toronto, Ontario. Notice was previously provided in TD's management proxy circular dated February 14, 2022, available at www.tsxtrust.com, on our website at www.td.com, or on SEDAR at www.sedar.com.

Only registered shareholders, non-registered (beneficial) shareholders and duly appointed proxyholders will be admitted into the in-person component of the meeting.

Health and safety protocols applicable to the in-person component of the meeting will be posted on our website (www.td.com/annual-meeting/2022) during the week of April 11, 2022.  Shareholders and proxyholders are advised to consult these protocols before attending the meeting.

Attending the Virtual Meeting

As noted, shareholders and proxyholders are also able to attend the annual meeting virtually or through telephone lines. If attending virtually, registered shareholders and non-registered (beneficial) shareholders, acting directly or through their duly-appointed proxyholders, will be able to participate, ask questions, and vote "in real time" at the meeting through the webcast portal by following the procedures set out in the circular.

Details for the webcast and phone line are below:

Virtual Attendees (live webcast): https://edge.media-server.com/mmc/p/m3dstmwx

Virtual Attendees (phone):

English	French

1-800-898-3989	1-877-395-0279

Passcode: 9849341#	Passcode: 2866387#

Voting in Advance of the Meeting

We remind shareholders that they can vote their shares in advance of the meeting, regardless of whether or not they attend the meeting virtually or in-person.  We encourage you to read the circular and vote your shares early.

  For registered shareholders, the voting deadline is 9:30 a.m. (Eastern) on April 13, 2022.
  For beneficial shareholders, your intermediary must receive your voting instructions by 9:30 a.m. (Eastern) on April 12, 2022.

For more information on voting, including voting at the meeting, please refer to pages 2 to 7 of the circular.

About TD Bank Group

The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Group ("TD" or the "Bank"). TD is the fifth largest bank in North America by assets and serves more than 26 million customers in three key businesses operating in a number of locations in financial centers around the globe: Canadian Retail, including TD Canada Trust, TD Auto Finance Canada, TD Wealth (Canada), TD Direct Investing, and TD Insurance; U.S. Retail, including TD Bank, America's Most Convenient Bank®, TD Auto Finance U.S., TD Wealth (U.S.), and an investment in The Charles Schwab Corporation; and Wholesale Banking, including TD Securities. TD also ranks among the world's leading online financial services firms, with more than 15 million active online and mobile customers. TD had CDN$1.8 trillion in assets on January 31, 2022. The Toronto-Dominion Bank trades under the symbol "TD" on the Toronto and New York Stock Exchanges.

Lynsey Wynberg, Corporate and Public Affairs, lynsey.wynberg@td.com